



June 2021



LEGION PARTNERS



GCOForward

Response to Company Presentation

www.GCOForward.com







Genesco: *"Delivering Shareholder Value Through Our Footwear Focused Strategy"*

Reality: **This is not a strategy; it is a smokescreen for a poorly performing conglomerate comprised of underperforming footwear companies lacking in synergies**

Genesco's Misleading Claims

Misleading Claim #1:
Legion's Nominees Would Disrupt Momentum

When we look at Genesco's TSR and operating results, we have no idea what alleged momentum is at risk – Genesco has cherry-picked a random date (6/11/2021) to calculate TSR – and only presented 1-year and 3-year numbers – while we disagree that 6/11/2021 is the right date for the TSR analysis, here is a full picture of Genesco's performance using that date

GCO vs.	GCO Relative Total Shareholder Returns vs. Peer Groups and Major Benchmarks				
	Pre-COVID to Present	1 Year	3 Year	5 Year	10 Year
Peer Group [1]	(41%)	22%	(74%)	(263%)	(249%)
ISS Peer Group [2]	(39%)	(9%)	(15%)	(149%)	(59%)
GCO-Selected Peer Group [3]	(21%)	1%	(10%)	(222%)	(165%)
S&P 1500 Footwear Index [4]	(3%)	146%	(31%)	(153%)	(444%)
S&P 500	(5%)	148%	(11%)	(127%)	(259%)
Russell 2000 Index	(12%)	117%	5%	(119%)	(193%)

The highlighted short-term performance reflects how poorly Genesco did during initial phases of the COVID pandemic instead of so called "momentum"

Cherry-Picked Period Genesco Highlights

Periods Genesco Carefully Omits

Legion's nominees will seek to actually generate real momentum which has been lacking at Genesco for more than a decade

Source: Capital IQ (as of 06/11/2021), Pre-COVID date of 12/31/2019
Notes: 1. Peers include BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX
     2. ISS Peers include ANF, GES, SCVL, BKE, CROX, HIBB, SHOO, ZUMZ, ANF, CAL, DBI, URBN, CHS, EXPR, PLCE, WWW
     3. GCO-Selected Peers include BOOT, CAL, DBI, SCVL and FL
     4. S&P 1500 Footwear Index includes CROX, DECK, NKE, SKX, SHOO, WWW



Misleading Claim #2:
Genesco's Performance Is In-Line With Peers

Company carefully selected 6/11/21 to claim its TSR is in-line with its self-selected peers yet, remarkably, only 23 days in the past year met this criteria

230 Trading Days where GCO's 1-year TSR underperformed its self-selected peers

23 Trading Days where GCO's 1-year TSR outperformed its self-selected peers



Genesco's performance has trailed peers 90% of the days on a one-year basis and it trailed peers 100% of the days looking back on a three-year basis

Source: Capital IQ (6/11/2018 – 6/11/2021), Legion Partners' Estimates
Note: GCO-Selected Peers include BOOT, CAL, DBI, SCVL and FL

Misleading Claim #3:
Genesco Has Built Significant Digital Capabilities

Long-tenured directors Joanna Barsh and Matthew C. Diamond claim retail and digital expertise, but Journeys, Genesco's largest business, lacks basic digital capabilities that peers implemented years ago



E-commerce Penetration

Lagged by 20%
9%
29%
Lagged by 30%
18%
48%
Journeys
Peers[1]
Journeys
Peers[1]
Pre-COVID
COVID

Pick-up & Delivery Capabilities

	Peers	Journeys
BOPUS[2]	✓	NO
Curbside Pickup	✓	NO
Same-Day Delivery	✓	NO

Mobile App

Peers: Zappos, DSW, Foot Locker, Famous Footwear, Shoe Carnival, Finish Line, Champs Sports, Eastbay, Dick's Sporting Goods, JD, Hibbett City Gear, 6pm

Journeys: NO APP

Loyalty Program *(Members[3])*

Peers		Journeys
DSW Designer Shoe Warehouse	31 millions	NO LOYALTY PROGRAM
Shoe Carnival	27 millions	
Famous Footwear	22 millions	
Foot Locker	20 millions	
Every Season Starts at Dick's Sporting Goods	20 millions	
Boot Barn	5 millions	

Social Media (GenZ's Favorite Platforms)

Snapchat 31%
TikTok 30%
Instagram 24%
Discord 5%
Twitter 3%
Facebook 2%

Platform	Journeys
Snapchat	ZERO Presence
TikTok	NEAR ZERO Presence
Instagram	LIMITED Presence

Peers Lead on Every Platform…

Other Website Failures

- ✘ Limited product videos
- ✘ Limited product reviews
- ✘ Fit information lacks width
- ✘ Free shipping poorly featured
- ✘ Graphics poorly produced
- ✘ Product pictures unappealing

Source: SEC Filings, Legion Partners' Research

Note: 1. Peers represent comparable teens retailers: URBN, ANF, Nike, AEO, LULU, GPS, Finish Line, and FL. Pre-COVID period represents GCO's FY 2020 (~CY 2019). COVID period represents GCO's FY 2021 (~CY 2020). 2. Note that although GCO continues to claim that it is launching BOPUS for Journeys, the capability is not shown on its website as of 6/28/2021. 3. Based on the most recent company disclosures

Misleading Claim #4:
Management Has Credible Plan for 6% Operating Margin



Where We Are Headed:
Targeting An Adjusted Operating Margin of 6% or More by FY2025
4.5%
~1.0%
~0.5% - 1.0%
~0.5% - 1.0%
6.0%+
1 + Digital investments are paying off as marginal sales are highly accretive to operating margins (double-digit profitability)
1 + Increased digital scale further adds to profitability
1 + Continued efficiencies in store lease costs and selling salaries
2 + Procurement initiatives
2 + Other actions to reshape cost structure
3 + Licensed Brands with Levi's license and acquired capital efficient Togast capabilities
4 + J&M PIVOT plan transforms the brand by further expanding product categories through DTC and wholesale; accelerating profitability
2 + Gross margin improvements due to sourcing efficiencies
+ Greater capital efficiency
+ ROIC mid-teens +
FY2020A (1)
Digital
SG&A Savings
Branded
FY2025E

1 — Ignores moving sales from stores to digital has **NEGATIVE** impact on store margins

2 — Genesco claims many synergies – why are these not already being achieved since their footwear businesses have been together for decades?

3 — Licensed Brands has had an operating margin below 6% since 2017 – CEO Mimi Vaughn recently told Legion she couldn't estimate the financial performance of this segment[1]

4 — PIVOT plan[2] appears to be a new creation by an activist defense advisor to explain how to fix underperforming J&M, whose wholesale penetration is at 25% vs. peer median of 80%+

What's a strategic plan without a top-line growth goal? Investors cannot value the stock without having both a credible margin profile and a clear revenue target

Source: SEC Filings, Legion Partners' Research

Note: 1. Call on 03/12/2021. 2. PIVOT plan was never disclosed publicly until Genesco's 06/23/2021 presentation, where the Company stated they developed PIVOT plan for Johnston & Murphy transformation in Early 2021

Misleading Claim #5: Pre-Pandemic Results Prove Strategy is Working

Comparison of FY 2012 through FY 2020 paints a more accurate picture of Genesco's performance



Periods Genesco Carefully Omits

Period Genesco Highlights

Genesco's Operating Income and Margin Performance

Operating income down by 49% from FY 2012

| | $161 | $170 | $163 | $167 | $151 | $108 | $74 | $82 | $83 |

| | 7.0% | 6.5% | 6.2% | 5.8% | 5.0% | 5.3% | 3.5% | 3.7% | 3.8% |

FY 2012 · FY 2013 · FY 2014 · FY 2015 · FY 2016 · FY 2017 · FY 2018 · FY 2019 · FY 2020

■ Operating Income — Operating Margin %

Genesco's Diluted EPS Performance

EPS effectively down by 33% from FY 2012 considering share count reduction of 35%

| $3.83 | $4.69 | $3.94 | $4.19 | $4.15 | $3.61 | $1.90 | $2.63 | $3.94 |

FY 2012 · FY 2013 · FY 2014 · FY 2015 · FY 2016 · FY 2017 · FY 2018 · FY 2019 · FY 2020

■ Diluted EPS

Genesco avoids discussion of any long-term performance because it demonstrates GCO's strategy overseen by the Board has been broken for an extended period

Source: SEC Filings, Legion Partners' Estimates

Misleading Claim #6:
Legion's Nominees Lack a Plan

On June 22, 2021, we published a comprehensive 182-page deck, which contained a blistering thorough critique of a multitude of Genesco's retail failures along with Legion's nominees' comprehensive and thoughtful solutions

Genesco's Claim	Reality – Comprehensive Path to $13 of EPS





Legion's nominees have developed value creation ideas which are more thoughtful and complete than any strategy that Genesco's Board and management have ever shared with shareholders

Source: SEC Filings, Legion Partners' Research

Misleading Claim #7:
Legion Has Refused to Constructively Engage

Genesco has mischaracterized our engagement regarding a settlement offer we tried to reach

- **For nearly 3 weeks, Legion engaged in discussions with Genesco to try to avoid a proxy contest**

- Genesco informed us that they planned to add three new directors to the Board and would consider adding one of our candidates

- Assuming the three new directors were qualified and independent, Legion was prepared to accept this settlement to add a single Legion nominee to the Board if 20-year tenured Board member Matthew C. Diamond would leave GCO's Board by the 2022 annual meeting of shareholders

- **Genesco refused to have Mr. Diamond leave the Board by next year and severed further settlement talks in favor of running an $8.5 million proxy fight**

> **After seeing the interconnections between the new directors and existing Board members as well as management, we remain convinced that stockholder driven Board change is desperately needed**

Source: SEC Filings, Legion Partners' Research

Misleading Claim #8: Genesco's Board is Focused on Diversity & Inclusion

While the Company claims to have a long-standing priority of 95 years to serve all of its stakeholders, Genesco's Board has failed to embrace such principles



Marty G. Dickens
Current GCO Director
GCO Tenure: 18 years

- Mr. Dickens is the current chair of the Board of Trustees at Belmont University in Nashville and has led that board since 2005
  - In 2010, Belmont's soccer coach Lisa Howe was fired (Belmont states this was a "mutual decision") reportedly for being gay after she told the soccer team that she and her female partner were having a baby

Dickens made his position on the controversy clear: *"We do adhere to our values…and we don't want to make apologies for that…We expect people to commit themselves to high moral and ethical standards…"*

– The Tennessean, 12/05/2010

Matthew C. Diamond	✘	As the Lead Director and Chair of Nominating and Governance Committee as well as an 18-year colleague with Mr. Dickens, Mr. Diamond turned a blind eye to this incident
Thurgood Marshall, Jr.	✘	Key member of Genesco's new ESG effort – served with Mr. Dickens for 9 years and was a member of the Nominating and Governance Committee from 2012 to 2015, repeatedly renominating Mr. Dickens
Joanna Barsh	✘	Advocate for women's rights – served with Mr. Dickens for 8 years and has been a member of the Nominating and Governance Committee since 2014, repeatedly renominating Mr. Dickens
Kevin P. McDermott	✘	Overlapped with Mr. Dickens for 5 years and worked with him at another company[1]









We fail to see how these 4 directors could choose to renominate Mr. Dickens for nearly a decade while claiming an inclusive culture which is focused on "Diversity, Respect, and Belonging" and remain perplexed that as Chair of the Nominating and Governance Committee for the past 2 years, Matthew Diamond continued to support Mr. Dickens' presence on the Board

Source: Press Releases, Legion Partners' Research, SEC Filings
Note: 1. McDermott was recently the Chief Audit Executive at Pinnacle Financial Partners (NASDAQ: PNFP), where Marty Dickens is a Board member

Misleading Claim #9:
Genesco Understands How to Build Footwear Brands

Recent colossal failure after a decade of attempting to rebuild the H.S. Trask brand raises serious questions about Genesco's ability to execute on strategy of growing its branded footwear businesses

TRASK FAIL

2013

> *"Trask is a brand we appreciated not just as footwear marketers but as consumers…We consider this an opportunity to do something special — to rebuild a brand that will stand out."*
>
> – *Jon Caplan, Former CEO of Genesco's Branded Group, 08/19/2013*

2019

> *"We use the excellent relationships and reputation we have across multiple tiers of retail distribution to open up accounts for new opportunity. So for example, our developing Trask brand is sold at Nordstrom and Dillard's today, helped by access through strong Johnston & Murphy wholesale buyer relationships."*
>
> – *Robert J. Dennis, Former President & CEO and Former CFO, 05/31/2019*

2020

> *"We also made the difficult decision to wind down Trask, which was a startup brand J&M was underwriting."*
>
> – *Mimi E. Vaughn, President & CEO and Former CFO, 09/03/2020*

Why would investors give the GCO Board another chance when they have failed to demonstrate successful M&A execution or brand building?

Source: SEC Filings, Legion Partners' Research

Misleading Claim #10:
GCO's Compensation Program Aligns Executives With Shareholders

The truth about Genesco's compensation program:

- ✖ **Pay is misaligned with performance** – the Board rewards management with unjustified increases in pay during periods of long-term stagnation and sustained underperformance

- ✖ Uses an overly complicated EVA program to produce and **cover up large payouts for underperformance**

- ✖ Appears to **serve executives instead of shareholders**

NEOs' Compensation vs. Operating Profit

Operating Profit ($mm):
- FY 2012: $161 — 11%
- FY 2013: $170 — 10%
- FY 2014: $163 — 6%
- FY 2015: $167 — 6%
- FY 2016: $151 — 6%
- FY 2017: $142 — 6%
- FY 2018: $86 — 8%
- FY 2019: $82 — 14%
- FY 2020: $83 — 16%

■ Operating Profit ($mm)　— Top 5 Comp as % of Operating Profit

Top 5 Comp ($mm):



| $17.1 | $16.7 | $9.2 | $9.9 | $8.5 | $8.7 | $7.2 | $11.8 | $13.1 |

Top 5 executive compensation has increased by 43% while operating profit declined by 49%

Source: SEC Filings, Legion Partners' Estimates

Note: FY 2018 Operating Profit excludes $182mm of goodwill impairments

13

Targeted Directors <u>ARE</u> Culpable for Poor Shareholder Returns and the Board Needs an Independent, Stockholder-Driven Refresh

FOUR Targeted Directors Are Accountable for GCO's Lost Decade

   

	Matthew C. Diamond	Thurgood Marshall, Jr.	Joanna Barsh	Kevin P. McDermott
	Lead Independent Director & Chair of Nom./ Gov. Committee	*Member of Compensation Committee*	*Chair of Compensation Committee*	*Chair of Audit Committee*
Appointed / Tenure	2001 / *20 years*	2012 / *9 years*	2013 / *8 years*	2016 / *5 years*
Relative TSR[1]	**(3,446%)**	**(258%)**	**(176%)**	**(279%)**
Poor M&A Decisions	❌	❌	❌	❌
Weak Digital Strategy	❌		❌	
Bloated SG&A	❌	❌	❌	❌
Broken Compensation Structure	❌	❌	❌	
Lack of ESG / DEI	❌	❌	❌	❌
Sub-standard Investor Relations	❌	❌	❌	❌

Source: Capital IQ, SEC Filings, Legion Partners' Research
Note: 1. Relative TSR represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group as of the unaffected date (04/09/2021). Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Diamond was appointed on January 1st in his year of appointment due to lack of detailed information

Targeted Directors Have Played Key Roles At Genesco For Years

Key committees have been run by Diamond, Marshall, Barsh and McDermott for years – they are directly responsible for Genesco's failing strategy

Nominating and Governance Committee

 
2 Years As Chair and Lead Director

 
3 Years

 
7 Years

12 Years of Combined Membership

Compensation Committee

 
18 Years Incl. 14 Years As Chair

 
1 Year

 
7 Year Incl. 2 Years As Chair

26 Years of Combined Membership

Finance Committee[1]

 
14 Years

 
3 Years

17 Years of Combined Membership

Strategic Alternatives Committee[2]

 
2 Years

 
1 Year

3 Years of Combined Membership

Audit Committee

 
5 Years As Chair

 **Committee Member**    **Committee Chair**

Source: SEC Filings, Legion Partners' Research
Note: 1. Finance Committee was disbanded in 2015. 2. Strategic Alternatives Committee was formed in 2018 and disbanded in 2019.

The Case for Replacing Matthew C. Diamond is Crystal Clear

Throughout his <u>20 years on the Board</u>, Mr. Diamond has presided over excessive executive compensation, sustained underperformance and questionable corporate governance practices – there is no compelling case for keeping him as a director



Matthew C. Diamond

GCO Tenure: 20 years
Relative TSR: (3,446%)[1]

- ✗ By the standards set by leading independent proxy advisory firms, Mr. Diamond is an extremely stale and over-tenured director, and his excessive tenure compromises his independence

- ✗ Genesco's relative TSR is negative 3,446% over the course of Mr. Diamond's tenure[1]

- ✗ Despite his purported "knowledge of social media, digital media and commerce," Mr. Diamond has been unable to translate his background to help Genesco's failing digital initiatives – digital penetration of Genesco portfolio is disgracefully far behind its peers

- ✗ As Chair and a member of the Compensation Committee for 18 years, Mr. Diamond rubberstamped more than $70 million of equity awards to the Named Executive Officers and none have included any performance requirements – even as Genesco consistently underperformed

- ✗ As the Lead Independent Director and Chair of the Nominating and Governance Committee, Mr. Diamond failed to identify and nominate directors with practical retail, footwear and e-commerce experience until our most recent nomination

- ✗ As Chair of the Nominating and Governance Committee, Mr. Diamond has endorsed the nomination of Marty Dickens – who has publicly made homophobic statements in apparent contradiction to Genesco's ESG and DEI tenets[2]

- ✗ As Lead Independent Director, Mr. Diamond recently presided over a reactionary refresh and participated in a decision to spend $8.5 million of shareholder capital rather than settle with Legion for one designee (provided he step down in 2022)

- ✗ Mr. Diamond's history is full of lawsuits related to failure to pay, breach of fiduciary duties, fraud claims and copyright infringement

Source: Capital IQ, SEC Filings, Legion Partners' Research
Note: 1. Represents GCO's Relative TSR over Diamond's tenure vs. Peer Group as of the unaffected date (04/09/2021). Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Diamond was appointed on January 1st in his year of appointment due to lack of detailed information. 2. Genesco's SEC Filings in May and June 2021

The Case for Replacing Thurgood Marshall, Jr. is Crystal Clear

In addition to presiding over significant share price underperformance during his nine-year tenure on Genesco's Board, we believe Mr. Marshall Jr. has no prior relevant experience and a documented history of flouting corporate governance best practices



Thurgood Marshall, Jr.

GCO Tenure: 9 years
Relative TSR: (258%)[1]

- ✗ Genesco's relative TSR is negative 258% over the course of Mr. Marshall Jr.'s tenure[1]

- ✗ Mr. Marshall Jr. has no prior experience in the retail or footwear categories

- ✗ Mr. Marshall Jr. and Genesco's former Chairman and CEO are both directors at CoreCivic, Inc. (a private prison operator) overlapping for 8 years, reinforcing our concerns about the history of interlocks and personal ties in Genesco's boardroom

- ✗ A leading independent proxy advisory firm recommended shareholders of CoreCivic, Inc. withhold votes for Mr. Marshall Jr. for four straight years – from 2017 to 2020 – citing material governance failures

- ✗ While Mr. Marshall Jr. was affiliated with CoreCivic, Inc., the company was sued for listening into prison inmate's phone calls with attorneys without permission

- ✗ Genesco was secretly recording phone calls with us, a troubling parallel and indicative of the Board's lack of respect for constituencies – we believe Mr. Marshall Jr.'s background is inconsistent with the mission of the ESG subcommittee he was recently appointed to chair

- ✗ As a member of the Compensation Committee, Mr. Marshall Jr. has rubberstamped tens of millions in payments to executives – even as Genesco consistently underperformed

- ✗ Genesco has repeatedly used a law firm of which Mr. Marshall Jr. was a partner (Mr. Marshall did not retire until in September 2019) that provided legal services to the Company – payments totaled $2.2 million from 2014 to 2019

Source: Capital IQ, SEC Filings, Legion Partners' Research
Note: 1. Represents GCO's Relative TSR over Marshall Jr.'s tenure vs. Peer Group as of the unaffected date (04/09/2021). Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX

The Case for Replacing Joanna Barsh is Crystal Clear

We believe Ms. Barsh, who has presided over persistent share price underperformance during her lengthy tenure, bears responsibility for the Company's misaligned executive compensation structure and its commitment to a broken conglomerate model



Joanna Barsh

GCO Tenure: 8 years
Relative TSR: (176%)[1]

✗ Genesco's relative TSR is negative 176% over the course of Ms. Barsh's tenure[1]

✗ Ms. Barsh is a McKinsey alumni who has interlocking ties to a number of McKinsey veterans affiliated with Genesco:

- Mimi E. Vaughn (current Chairman, President and CEO)

- Parag D. Desai (current Chief Strategy and Digital Officer)

- Robert J. Dennis (former Chairman, President and CEO)

✗ Ms. Barsh is a long-serving member and now Chair of the Compensation Committee, which has rubberstamped millions of dollars of payments to Ms. Vaughn, Mr. Desai and Mr. Dennis during a period of extended underperformance at Genesco

✗ We find it alarming that Ms. Barsh is presiding over lofty payments to her fellow McKinsey alumni, and we believe the Board should have selected a less conflicted Chair of the Compensation Committee

✗ Ms. Barsh has no modern retail or footwear operations experience

✗ When Ms. Barsh's career as a practicing consultant concluded in 2013, the vast majority of retail revenue was still derived from store sales rather than e-commerce sales – underscoring just how stale her experience is

Source: Capital IQ, SEC Filings, Legion Partners' Research
Note: 1. Represents GCO's Relative TSR over Barsh's tenure vs. Peer Group as of the unaffected date (04/09/2021). Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX

The Case for Replacing Kevin McDermott is Crystal Clear

We believe Mr. McDermott, who has presided over sizable share price underperformance during his five-year tenure on Genesco's Board, has no relevant experience and is perpetuating the culture of concerning interlocks at the Company



Kevin P. McDermott

GCO Tenure: 5 years
Relative TSR: (279%)[1]

- ✗ Genesco's relative TSR is negative 279% over the course of Mr. McDermott's tenure[1]

- ✗ As a director of Daktronics since 2015, Mr. McDermott – who is now Lead Independent Director – has overseen negative TSR of 33%

- ✗ Mr. McDermott has no retail or footwear operations experience

- ✗ Mr. McDermott was recently the Chief Audit Executive at Pinnacle Financial Partners (NASDAQ: PNFP), where Marty Dickens (a current Genesco director) is a Board member

- ✗ Mr. McDermott became a Genesco director in 2016, when William F. Blaufuss, Jr. (a fellow retired partner at KPMG) was on the Company's Board

  - ▪ We have reason to believe that Mr. McDermott was referred to the Board by William F. Blaufuss, Jr., a fellow retired partner from KPMG LLP and GCO Director from 2004 to 2016 – another example of the Board's relationship based self-directed refresh that effectively reinforces our concerns about boardroom interlocks

- ✗ Mr. McDermott appears to be blindly committed to Genesco's bloated and value-destructive conglomerate structure

Source: Capital IQ, SEC Filings, Legion Partners' Research
Note: 1. Represents GCO's Relative TSR over McDermott's tenure vs. Peer Group as of the unaffected date (04/09/2021). Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX

CONFIDENTIAL & PROPRIETARY

FOUR Targeted Directors Are Accountable for GCO's Lost Decade






**Matthew C. Diamond
(20 Years)**

*Lead Independent Director &
Chair of Nominating and
Governance Committee*

**Thurgood Marshall, Jr.
(9 Years)**

*Member of Compensation
Committee*

**Joanna Barsh
(8 Years)**

*Chair of Compensation
Committee*

**Kevin P. McDermott
(5 Years)**

Chair of Audit Committee

✖ All four directors have presided over significant and irrefutable underperformance during their respective tenures

✖ All four directors have presided over a poor acquisition and capital allocation strategy

✖ All four directors have presided over inflated and rising corporate costs

✖ All four directors participated in the insufficient strategic review conducted in 2018, underscoring their apparent blind allegiance to the Company's conglomerate structure

✖ All four directors lack modern retail, e-commerce and footwear experience

✖ All four directors lack practical ESG and DEI experience at a public company

✖ Three of the four directors – Ms. Barsh, Mr. Diamond and Mr. Marshall – have been members of the Compensation Committee and rubberstamped tens of millions of dollars in executive pay as Genesco has underperformed

✖ Two of the four directors – Mr. Marshall and Mr. McDermott – have received **WITHHOLD** recommendations from leading independent proxy advisory firms in recent years for material governance failures and in 2019 for adopting a poison pill without prior shareholder approval, respectively

Source: SEC Filings, Legion Partners' Research

Our Nominees Exhibit Excellence and Open Minds

Legion's Nominees Bring the Right Skills and Experience to Genesco

GCO's incumbent directors are far outmatched by Legion's Nominees whose backgrounds and experiences are directly relevant to the Company's future and integral to its success

Genesco's Incumbent Directors:

Name	Age	Merchan-dising	Retail Operations	Marketing / Customer Experience	ESG	Tech / Digital	Turnaround Experience	Capital Markets	Other Public Boards	Tenure / *Relative TSR* (1)
Joanna Barsh, *Chair of Compensation Committee*	68	✘	✘	✘	✔	✘	✘	✘	✘	8 Years (176%)
Matthew C. Diamond, *Lead Director and Chair of Nom. / Gov. Committee*	52	✘	✘	Negative 70% TSR & Bankruptcy	✘	Negative 70% TSR & Bankruptcy	✘	✘	✘	20 Years (3,446%)
Thurgood Marshall, Jr. *Member of Compensation Committee*	64	✘	✘	✘	Gov. Failure at CXW for 4Yrs	✘	✘	✘	CXW	9 Years (258%)
Kevin P. McDermott, *Chair of Audit Committee*	67	✘	✘	✘	✘	✘	✘	✔	DAKT	5 Years (279%)

Legion's Nominees:

Name	Age	Merchan-dising	Retail Operations	Marketing / Customer Experience	ESG	Tech / Digital	Turnaround Experience	Capital Markets	Public Boards Served
Marjorie L. Bowen	56				✔		✔	✔	SQBG, NAVI, GCO, SHOR, HNSN, DUNR, CTRC, GLAH, TLB, TXI
Margenett Moore-Roberts	50			✔	✔	✔			
Dawn H. Robertson	65	✔	✔	✔			✔		Splitit Payments Ltd. (ASX: SPT), Stein Mart, Inc. (formerly SMRT)
Hobart P. Sichel	56		✔	✔		✔	✔	✔	

Source: Company SEC Filings, Capital IQ
Note: (1) Represents GCO's Relative TSR over each incumbent director's tenure vs. Peer Group as of the unaffected date (04/09/2021). Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX. TSR data assumes that Matthew C. Diamond was appointed on January 1st in his year of appointment due to lack of detailed information

Legion Partners' Nominee: Marjorie L. Bowen

We believe that Ms. Bowen's extensive board experience across 10 companies, including significant capital allocation and corporate governance experience, coupled with her investment banking and financial expertise would make her a valuable asset to the Board



Marjorie L. Bowen
(Age: 56)








Genesco's Misrepresentation	The Reality
✘ *Served on many boards for short duration and…* ✘ *…these companies have struggled or gone bankrupt*	✔ **Ms. Bowen gets called into very difficult turnaround situations which are in some cases troubled** ✔ **She is often asked to take on these roles for large institutional investors such as BlackRock and KKR**
✘ *Has deep ties to Legion*	✔ **Genesco is well aware there are no financial ties between Legion and Ms. Bowen**
✘ *Serves on Board of Sequential Brands, and this is a conflict*	✔ **Ms. Bowen has agreed that if elected to Genesco, she would resign from the Sequential board if it were deemed a conflict**

Source: SEC Filings, Legion Partners' Research

Why Marjorie L. Bowen is the Right Director at the Right Time

In addition to possessing considerable capital markets expertise and corporate governance acumen, Ms. Bowen has a proven record of applying her experience to deliver value-enhancing outcomes for Genesco shareholders

Ms. Bowen brings additive skills that are underrepresented in the boardroom:

- ✓ Capital Markets Expertise

- ✓ Corporate Governance Acumen

- ✓ Certified Financial Expert

- ✓ Turnaround Experience

- ✓ Transaction Evaluation Knowhow

Ms. Bowen has a history of delivering results for the Company's long-suffering shareholders:

When Ms. Bowen was a Geneseo director in 2018, she applied her capital markets experience and transaction experience to the Company's strategic alternatives process – which resulted in the sale of the non-synergistic Lids business and provided a runway for value-enhancing share repurchases. This experience would be invaluable if the Board were to consider ways to refine the Company's costly and cumbersome conglomerate model.

Source: SEC Filings, Legion Partners' Research

Legion Partners' Nominee: Margenett Moore-Roberts

We believe that Ms. Moore-Roberts' broad functional experience in marketing, digital media, advertising, and customer service, while integrating diversity and inclusion components into growing businesses, would make her a valuable asset to the Board



Margenett Moore-Roberts
(Age: 50)

Genesco's Misrepresentation	The Reality
✖ *Lacks C-suite leadership experience*	✔ **Ms. Moore-Roberts, the current Chief Inclusion & Diversity Officer at IPG DXTRA, is a seasoned executive with expertise spanning diversity and inclusion, ESG, data, marketing, and digital media** ✔ **She has significant experience and proven success driving growth at various companies using diversity, equity, and inclusion as differentiators for their businesses**
✖ *Has ties to Legion*	✔ **Genesco is well aware there are no financial ties between Legion and Ms. Moore-Roberts**

IPG DXTRA yahoo! MUZE telaria

Source: SEC Filings, Legion Partners' Research

Why Margenett Moore-Roberts is the Right Director at the Right Time

We believe <u>Ms. Moore-Roberts possesses a rare blend of digital media, marketing, ESG and DEI experience</u> and a vision for helping Genesco develop value-generating relationships with key stakeholders, including younger and socially-engaged consumers

Ms. Moore-Roberts brings additive skills that are underrepresented in the Genesco boardroom:

✓ Customer Experience Acumen

✓ ESG Expertise

✓ DEI Specialization

✓ Digital Media Knowhow

✓ Marketing Experience

Ms. Moore-Roberts has a history of developing ESG and DEI programs that yield tangible business impact:

When Ms. Moore-Roberts served as Vice President and Global Head of Inclusive Diversity at Yahoo!, she established the Company's first Office of Inclusive Diversity and a global Center of Excellence. She oversaw implementation of a number of policies and procedures that filtered into business lines and operations during a period of strong top-line growth at Yahoo!.

Legion Partners' Nominee: Dawn H. Robertson

We believe that Ms. Robertson's extensive experience in the retail industry and executive roles coupled with her service on corporate boards would make her a valuable asset to the Board



Dawn H. Robertson
(Age: 65)



  

 

Genesco's Misrepresentation	The Reality
❌ *Has a short tenure on 2 boards she served*	✔ **Ms. Robertson was recently appointed non-executive Chairman of Splitit's board after serving as its director for 2 years and bringing a wealth of experience in ecommerce on a global scale**
❌ *Has many roles over the years and won't add value*	✔ **Ms. Robertson has substantial retail operating experience across all merchandise categories both in the US and internationally**

Splitit acknowledgement: *"For the past two years, Dawn has been an invaluable member of our Executive Board, bringing a wealth of experience in ecommerce on a global scale."*

— *Brad Paterson, CEO of Splitit, 02/12/2021*

Coles Myer acknowledgement: *"When Dawn came to Myer four years ago, she took over a poorly performing business which she and her team have restored both as an icon fashion brand and a sustainably profitable business…the level of interest and the price achieved for Myer and the Myer Melbourne property, reflected the strength of the business and the success of its turnaround strategy under Robertson."*

— *John E. Fletcher, Former Coles Myer CEO, 03/13/2006*

Source: SEC Filings, Legion Partners' Research

Why Dawn H. Robertson is the Right Director at the Right Time

Ms. Robertson is a proven retail operator with <u>deep experience across merchandising, marketing, e-commerce and operations</u> from her time at stores such as Old Navy, OCM, May Dept Stores and Macy's

Ms. Robertson brings additive skills that are underrepresented in the boardroom:

- ✓ Customer Experience Acumen

- ✓ Merchandising Expertise

- ✓ Marketing Experience

- ✓ E-Commerce Specialization

- ✓ Retail Operations Knowhow

Ms. Robertson has a history of implementing innovative e-commerce and growth-oriented sales strategies at retailers, including those with strong footwear departments:

When Ms. Robertson was an executive at Macy's, she was a leader in establishing the company's e-commerce presence and growing online sales. She played a similar role helping Old Navy bolster its online sales strategies during a period of revenue and earnings growth. This is exactly the type of experience Genesco's brands need given the shift toward digital purchasing among younger customers.

Source: SEC Filings, Legion Partners' Research

Legion Partners' Nominee: Hobart P. Sichel

We believe Mr. Sichel's 25-year record of success in the retail, media, and financial service sectors, as well as his deep expertise in marketing, digital transformation, and corporate strategy, make him highly qualified to serve on the Board



Hobart P. Sichel
(Age: 56)

Genesco's Misrepresentation	The Reality
✖ *Lacks differentiated digital experience*	✔ **Mr. Sichel brings highly relevant digital experience to improve oversight of Genesco's digital strategy, which is obviously lacking**
✖ *Already considered Mr. Sichel*	✔ **Mr. Sichel was not aware he was being considered – it is puzzling that Genesco claims our nominees were withheld but then suggests it fully evaluated Mr. Sichel without speaking to him**
✖ *Doesn't need another consultant*	✔ **Mr. Sichel is actually a highly successful operator first and foremost, having served in the C-suite of a well-regarded retailer undergoing a transformation, unlike Ms. Barsh who was a career consultant and has not held any senior retail operating role**

Source: SEC Filings, Legion Partners' Research

Why Hobart P. Sichel is the Right Director at the Right Time

Mr. Sichel brings the analytical background of a retail-focused consultant and practical experience of an operator to the Legion Partners' slate, <u>positioning him to help Genesco find operational efficiencies while still targeting growth at the operating brand level</u>

Mr. Sichel brings additive skills that are underrepresented in the boardroom:

- ✓ Marketing Expertise

- ✓ E-Commerce Specialization

- ✓ Turnaround Experience

- ✓ Retail Operations Knowhow

- ✓ Capital Markets Acumen

Mr. Sichel has a history of implementing innovative e-commerce and growth-oriented sales strategies in the retail sector:

Mr. Sichel previously worked at Burlington Stores from 2011 to 2019, where he served as Executive Vice President and Chief Marketing Officer. He was a key member of the leadership team that turned the business around and ignited sales growth prior to an initial public offering. He has the ideal background for helping Genesco identify efficiencies while still pursuing growth – especially e-commerce growth – during a transformation period.

Our Nominees' Vision for Value Creation

The Value Creation Opportunity

Eliminating the inefficient conglomerate structure, coupled with monetizing non-core assets, share buybacks and operational improvement could lead to significant value creation

The Value Creation Opportunity: EPS Improvement



$4.58
$5.05
$0.30
$1.19
$0.94
$1.61
$2.15
$1.77
$13.03
Monetize excess real estate
Shrink share count
Shrink share count
Monetize J&M & Schuh
Shrink share count
Take out $15mm of corporate costs
Improve inventory turns
Reduce rent expense
Improve e-comm penetration
BOPUS
Curbside pick-up
Same-day delivery
Mobile app
Loyalty program
Social media
Improve website
Status Quo (FY 2020)
Status Quo (Adjusted)
Sale-Leaseback
Buyback w/ Excess Cash
Non-Core Asset Sale
Corporate Cost Reduction
Journeys' Margin Expansion
Journeys' Sales Growth
EPS Target

	Status Quo		Non-Core Asset Sale & Buyback			Operational Improvement			Future
Net Income:	$72m		$69m	$69m	$56m	$63m	$78m	$91m	$91m
Share #:	15.7m	14.2m	12.9m	10.5m	7.0m	7.0m	7.0m	7.0m	7.0m
			Buyback at $65	Buyback at $70	Buyback at $75-90				

Source: Legion Partners' Estimates. Note: Status quo EPS of $4.58 reflects FY 2020 adjusted EPS as reported by the Company. Status quo (adjusted) EPS reflects FY 2020 Adj. Net Income divided by shares outstanding as of fiscal year end 2021. Sale-leaseback assumes $87mm of share buyback at share price of $65. Buyback with excess cash assumes $164mm of share buyback at share price of $70, allowing the Company to have $50mm of net cash on balance sheet. Non-core asset sale assumes $282mm of share buyback at share price of $75 to $90 (please refer to slide 136 for details). Corporate cost reduction assumes $15mm of annual cost reduction. Journeys' margin expansion assumes 100bps expansion vs. FY 2020 (pre-COVID) level. Journeys' sales growth assumes 5% annual growth for 3 years vs. FY 2020 level. All non-reported EPS calculations assume a tax rate of 25%.

Proxy Solicitor Information

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Disclaimer – Important Information

The materials contained herein (the "Materials") represent the opinions of Legion Partners Holdings, LLC and its affiliates (collectively, "Legion Partners", "Legion" or "we") and are based on publicly available information with respect to Genesco Inc. (the "Company"). Legion Partners recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Legion Partners' conclusions. Legion Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Legion Partners disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Legion Partners herein are based on assumptions that Legion Partners believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Members of Legion Partners currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Legion Partners from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Legion Partners discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Legion Partners expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Legion Partners. Although Legion Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Legion Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Legion Partners has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

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